News Release TSX-V: PDO 2011-14 September 12, 2011

PORTAL RESOURCES ENGAGES BRYAN MILLS IRADESSO
TO PROVIDE INVESTOR RELATIONS SERVICES

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce the hiring of Bryan Mills Iradesso, an integrated communications firm, to provide Portal with investor relations services.

David Hottman, Portal’s President & CEO, said he selected Bryan Mills Iradesso because of the firm’s knowledge of the energy industry and experience working with junior, intermediate and senior oil and gas companies.

“We are pleased to be partnering with Bryan Mills Iradesso,” Mr. Hottman said. “We look forward to capitalizing on their experience and expertise helping oil and gas companies communicate with investors.”

Bryan Mills Iradesso’s role includes maintaining communication materials such as Portal’s website, fact sheet and corporate presentation as well as setting up meetings and answering questions from retail investors and investment advisors. Geoffrey Vanderburg, Bryan Mills Iradesso’s Senior Vice-President, will lead the team supporting Portal.

Portal has agreed to pay Bryan Mills Iradesso a monthly fee of $7,000. Bryan Mills Iradesso and its employees do not currently have or intend to acquire any interest, directly or indirectly, in Portal.

About Portal Resources

Portal focuses on the exploration and development of oil and gas in North America.  Please refer to the Company’s website for additional information at: www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

Portal Resources Ltd.

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: David Hottman, Portal Resources

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net

or

Geoffrey Vanderburg, Bryan Mills Iradesso

Telephone: 403-503-0144 ext 203 t E-mail: portal@bmir.com